SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549




				SCHEDULE 14D-9
			      (AMENDMENT NO. 11)

		     Solicitation/Recommendation Statement
			 Pursuant to Section 14(d)(4)
		    of the Securities Exchange Act of 1934

				  ADT LIMITED
			   (Name of Subject Company)

				  ADT LIMITED
		     (Name of Person(s) Filing Statement)


		   Common Shares, par value $0.10 per share
	  (including the associated preference stock purchase rights)
			(Title of Class of Securities)

				  000915 10 8
		     (CUSIP Number of Class of Securities)


			       Stephen J. Ruzika
				 c/o ADT, Inc.
			     1750 Clint Moore Road
			   Boca Raton, FL 33431-0835
				(561) 988-3600
		 (Name, Address and Telephone Number of Person
	       Authorized to Receive Notices and Communications
		 on Behalf of the Person(s) Filing Statement)


				With a copy to:

			    David W. Ferguson, Esq.
			     Davis Polk & Wardwell
			      450 Lexington Ave.
			   New York, New York 10017



				 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      The Company has had preliminary discussions with Western concerning the possible termination of the Western Offer and related proxy solicitation and settlement of outstanding litigation between Western and the Company. These discussions are ongoing; however, there can be no assurance that any agreement will be reached with Western.

Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Demand for Western Stockholder List":

      On May 8, 1997, the District Court of Shawnee County, Kansas (the "Kansas Court"), issued a summary order directing Western to produce to ADT Investments, by May 9, 1997, the information sought in its amended petition, including a complete list of stockholders of Western. The summary order stated that the Kansas Court found that (i) ADT Investments had complied with the requirements of applicable Kansas law, (ii) ADT Investments' stated purpose for seeking the stockholder list and related records of Western was reasonably related to ADT Investments' interests as a shareholder of Western and was therefore a proper purpose under Section 17-6510 of the Kansas General Corporation Code and (iii) Western had no basis on which to refuse to permit the requested inspection.

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Demand for Kansas City Power & Light Stockholder List":

      On May 9, 1997, ADT Investments II filed a petition for a writ of mandamus in the Circuit Court of Jackson County, Missouri at Kansas City (the "Missouri Court"). ADT Investment II's petition requested, among other things, that the Missouri Court grant a writ of mandamus compelling the President, secretary and treasurer of KCP&L to allow ADT's agents to inspect and copy the requested documents of KCP&L, including KCP&L's stockholder list.

      On May 14, 1997, the Missouri Court issued an order directing KCP&L to produce to ADT Investments II, on May 14, 1997, the information sought in its amended petition for a writ of mandamus, including a complete list of stockholders of KCP&L.


				   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      ADT LIMITED

      By:  /s/ Stephen J. Ruzika
	     _______________________________
       Stephen J. Ruzika
				    Chief Financial Officer, Executive Vice
				    President and Director (Principal
				    Financial Officer and Principal Accounting
				    Officer)

Dated: May 16, 1997